Exhibit 4a

Moody's Global Legal Structure



† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Moody's Global Legal Structure



† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exhibit 4b
Organizational Chart as of January 31, 2019



MIS Ratings Organization Chart Key:
EVP: Executive Vice President
MD: Managing Director
AMD: Associate Managing Director
SVP: Senior Vice President
VP: Vice President
Asia Pac: Asia Pacific
EMEA: Europe Middle East Africa
LATAM: Latin America
MCO: Moody's Corporation
MIS: Moody's Investors Service
MSS: Moody's Shared Services
DCO: Designated Compliance Officer

Notes
[1] Although not depicted in this chart, Legal department also reports to EVP & General Counsel.